June 22, 2007

Mail Stop 4561

Mr. Jeffrey Harrell
Chief Executive Officer
MediaREADY, Inc.
888 East Las Olas Blvd, Suite 710
Fort Lauderdale, FL 33301

> **Re: Video Without Boundaries, Inc.**
> **Form 10-KSB for the year ended December 31, 2005**
> **Forms 10-QSB for the quarters ended March 31, June 30 and**
> **September 30, 2006**
> **Filed 4/10/06**
> **File No. 0-31497**

Dear Mr. Harrell:

We have reviewed your response letter dated May 24, 2007 and have the following additional comment. As previously stated, this comment requires amendment to the referenced filings previously filed with the Commission.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1.   We note your responses to comments 6, 7 and 8 and await the filing of amendments to your Form 10-KSB for the year ended December 31, 2005 and your Forms 10-QSB for the quarters ended March 31, June 30 and September 30, 2006.

*   *   *   *

As appropriate, please amend your filings and respond to this comment within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your response to our comment and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and response to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Kristi Marrone at (202) 551-3429 or me at (202) 551-3486 if you have questions.

Sincerely,

Daniel L. Gordon
Branch Chief